Exhibit 11.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Post-Qualification Amendment No.3 to Offering Statement on Form 1-A (File No. 024-11699) of our audit report dated March 6, 2024, with respect to the balance sheets of USA Opportunity Income One, Inc. as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders’ equity/(deficit), and cash flows for the two year period ended December 31, 2023. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Post-Qualification Amendment #3 to the Offering Statement.

Fruci & Associates II, PLLC – PCAOB ID #05525

Spokane, Washington

March 6, 2024